Exhibit 99.1 Press Release 2013 THIRD QUARTER RESULTS

CNH INDUSTRIAL THIRD QUARTER NET REVENUES OF €6.2 BILLION,

NET PROFIT OF €248 MILLION

CNH INDUSTRIAL N.V., THE COMPANY FORMED BY THE MERGER BETWEEN FIAT INDUSTRIAL S.P.A. AND CNH GLOBAL N.V.

•	Third quarter revenues totaled €6.2 billion, down 1.5% over Q3 2012. On a constant currency basis revenues increased 5.4%, as growth for the agricultural equipment, trucks and commercial vehicles and powertrain businesses was partially offset by more challenging trading conditions in the construction equipment business.

•	Trading profit for the quarter was €508 million, with trading margin at 8.2% (Q3 2012: €570 million, 9.0% margin).

•	Net profit of €248 million, or €0.169 per share, down €43 million against Q3 2012.

•	Net industrial debt increased €228 million during the quarter to €2,502 million at September 30, 2013, with positive operating performance offset by a seasonal increase in working capital and sustained capital expenditures primarily related to new product initiatives. Available liquidity totaled €4.9 billion.

•	Full year guidance confirmed.

CNH INDUSTRIAL

Summary Income Statement

YTD (01.01 to 09.30)				3rd Quarter
2013	2012 (1)	Change	(€ million)	2013	2012 (1)	Change
18,844	18,771	0.4%	Net revenues	6,217	6,313	-1.5%
1,549	1,628	-79	Trading profit/(loss)	508	570	-62
8.2	8.7	-0.5 p.p.	Trading margin (%)	8.2	9.0	-0.8 p.p.
1,480	1,488	-8	Operating profit/(loss)	498	561	-63
1,207	1,220	-13	Profit/(loss) before taxes	402	472	-70
747	744	3	Profit/(loss) for the period	248	291	-43
616	648	-32	Profit/(loss) attributable to owners of the parent	206	256	-50
131	96	35	Profit/(loss) attributable to non-controlling interests	42	35	7
0.504	0.530	-0.026	Basic EPS (€)	0.169	0.209	-0.040
0.504	0.530	-0.026	Diluted EPS (€)	0.169	0.209	-0.040

(1)	For the third quarter and first nine months of 2012, figures have been restated following the adoption of IAS 19 Revised. There was no significant impact for any individual line item.

The results presented in this press release are prepared in accordance with IFRS and relate to CNH Industrial Group after the merger between Fiat Industrial S.p.A. and CNH Global N.V., completed on September 29, 2013. The merger had no impact on the consolidated activities of the former Fiat Industrial Group and therefore the results presented herein are consistent and comparable with those previously published by Fiat Industrial. However, starting from the merger closing date, net profit and net equity that previously would have been attributed to the ex-CNH Global minority shareholders, are now included in the profit and net equity attributable to owners of the parent.

London (UK) – (October 31, 2013) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced Group revenues of €6,217 million for the third quarter 2013, a decrease of 1.5% over the third quarter of 2012 (+5.4% on a constant currency basis). Revenues from Agricultural and Construction Equipment

Press Release 2013 THIRD QUARTER RESULTS

were down 4.9% to €3,889 million. On a constant currency basis, revenues increased by €119 million due to sustained demand in the Agricultural Equipment business, partially offset by lower global demand for Construction Equipment products. Trucks and Commercial Vehicles revenues increased 1.9% to €2,093 million from low demand levels in Q3 2012. Powertrain revenues increased 18% to €762 million, driven by higher volumes from both internal and external customers.

Group trading profit was €508 million for the third quarter, down €62 million from Q3 2012 (a decrease of 10.9%). Trading margin for the third quarter decreased 0.8 p.p. to 8.2%. On a constant currency basis, trading profit decreased 4.9%, mainly due to Euro VI transitional costs and a less favorable product mix and pricing environment in the commercial vehicles segment, lower global demand for Construction Equipment and unfavorable exchange rate impacts mainly due to Latin American currencies across the businesses. These adverse factors were partially offset by positive net price realization in Agricultural Equipment and higher revenues and better capacity utilization in Powertrain.

Operating profit was €498 million in Q3 2013, compared with €561 million for Q3 2012.

Net financial expense totaled €114 million for the third quarter, a slight increase over €112 million for Q3 2012, mainly due to the increase in average net industrial debt.

Income taxes totaled €154 million, representing an effective tax rate of 38% for the quarter, in line with the prior year period and Group expectations for the full year.

Group net profit was €248 million for the quarter (€291 million for Q3 2012), or €0.169 per share (€0.209 for Q3 2012).

Net industrial debt of €2,502 million at September 30, 2013 was €228 million higher than at June 30, 2013, with positive operating performance being more than offset by a seasonal increase in working capital and sustained capital expenditure levels, primarily related to new product initiatives.

Available liquidity of €4,903 million inclusive of €1,584 million in undrawn committed facilities, decreased €383 million during the third quarter and was impacted by the repayment of a $1 billion bond (€759 million equivalent) , partially offset by new financing related to the portfolio growth in Financial Services.

First Nine Months

Group revenues for the first nine months totaled €18,844 million, an increase of 0.4% (+4.3% on a constant currency basis) over the prior year. Sales increases for Agricultural Equipment and Powertrain compensated for the lower revenue in Construction Equipment and Trucks and Commercial Vehicles.

Group trading profit for the first nine months totaled €1,549 million, a decrease of €79 million compared to the same period of 2012 (a decrease of 4.9%). Trading margin in the first nine months decreased 0.5 p.p. to 8.2%. On a constant currency basis, trading profit decreased by 0.7%, primarily due to lower profitability from negative volume/mix, pricing pressures and negative exchange rate impacts affecting both Trucks and Commercial Vehicles and Construction Equipment. These adverse factors were offset by improved results for the Agricultural Equipment business driven primarily by positive pricing.

For the nine months through September, operating profit was €1,480 million, compared with €1,488 million for the corresponding period in 2012.

Press Release 2013 THIRD QUARTER RESULTS

Net financial expense totaled €344 million for the period, an increase of €10 million over the same period in 2012, mainly due to the increase in average net industrial debt.

Net profit for the first nine months was €747 million (€744 million for the same period in 2012), or €0.504 per share (€0.530 for the same period in 2012).

Net industrial debt of €2,502 million at September 30, 2013, compared with €1,642 million at December, 31, 2012, with positive operating performance offset by a seasonal increase in working capital, sustained capital expenditures (mostly due to new product related initiatives), dividend payments and currency effects.

Compared with December 31, 2012, available liquidity decreased by €1,303 million and was impacted by the repayment of a $1 billion bond in September 2013, partially offset by new financing associated with Financial Services portfolio growth, including a CNH Capital LLC $600 million bond (€444 million equivalent) issued in April.

Press Release 2013 THIRD QUARTER RESULTS

CNH INDUSTRIAL

Revenues and Trading Profit/(Loss) by Segment – 3rd Quarter

Revenues				Trading Profit/(Loss)
2013	2012	% change	(€ million)	2013	2012	Change
3,889	4,088	-4.9	Agricultural and Construction Equipment	470	444	26
2,093	2,054	1.9	Trucks and Commercial Vehicles	15	110	-95
762	646	18.0	Powertrain	35	25	10
(527)	(475)	—	Eliminations and other	(12)	(9)	-3
6,217	6,313	-1.5	Total	508	570	-62

For Q3 2012, figures are provided on a restated basis due to the adoption of IAS 19 Revised.

CNH INDUSTRIAL

Revenues and Trading Profit/(Loss) by Segment – YTD (01.01 to 09.30)

Revenues				Trading Profit/(Loss)
2013	2012	% change	(€ million)	2013	2012	Change
12,107	12,004	0.9	Agricultural and Construction Equipment	1,485	1,290	195
6,063	6,226	-2.6	Trucks and Commercial Vehicles	7	299	-292
2,346	2,106	11.4	Powertrain	87	77	10
(1,672)	(1,565)	—	Eliminations and other	(30)	(38)	8
18,844	18,771	0.4	Total	1,549	1,628	-79

For the first nine months of 2012, figures are provided on a restated basis due to the adoption of IAS 19 Revised.

CNH INDUSTRIAL

Key Balance Sheet Data

(€ million)	09.30.2013	06.30.2013	12.31.2012
Total assets	40,013	40,394	38,861
Total equity	5,553	5,504	5,376
Equity attributable to owners of the parent	5,489	4,644	4,628
Equity attributable to non-controlling interests	64	860	748

Figures at December 31, 2012 are provided on a restated basis due to the adoption of IAS 19 Revised, with a negative impact of €346 million on Total equity.

CNH INDUSTRIAL

Net Debt

(€ million)	09.30.2013	06.30.2013	12.31.2012
Financial Debt	(21,273)	(21,482)	(20,633)
- Asset-backed financing	(10,121)	(9,913)	(9,708)
- Other debt	(11,152)	(11,569)	(10,925)
Other financial assets/(liabilities) (1)	99	125	24
Cash, cash equivalents and current securities	3,319	3,658	4,615
Net Debt	(17,855)	(17,699)	(15,994)
Industrial Activities	(2,502)	(2,274)	(1,642)
Financial Services	(15,353)	(15,425)	(14,352)

Cash, cash equivalents and current securities	3,319	3,658	4,615
Undrawn committed facilities	1,584	1,628	1,591
Available Liquidity	4,903	5,286	6,206

(1)	Includes positive and negative fair value of derivative financial instruments.

Press Release 2013 THIRD QUARTER RESULTS

CNH INDUSTRIAL

Change in Net Industrial Debt

(€ million)	3rd Quarter 2013	3rd Quarter 2012	01.01 to 09.30.2013	01.01 to 09.30.2012
Cash from operating activities before change in working capital	418	423	1,380	1,277
Cash from operating activities	53	37	302	(55)
Net Industrial Cash Flow (1)	(222)	(250)	(526)	(794)
Change in Net Industrial Debt	(228)	(240)	(860)	(964)

(1)	Change in net industrial debt, excluding capital increases, dividends and currency translation impacts.

Press Release 2013 THIRD QUARTER RESULTS

Agricultural and Construction Equipment

AGRICULTURAL AND CONSTRUCTION EQUIPMENT

Revenues & Trading profit/(loss)

YTD (01.01 to 09.30)				3rd Quarter
2013	2012	Change	(€ million)	2013	2012	Change
12,107	12,004	0.9%	Net revenues	3,889	4,088	-4.9%
1,485	1,290	195	Trading profit/(loss)	470	444	26
12.3	10.7	1.6 p.p.	Trading margin (%)	12.1	10.9	1.2 p.p.

Third Quarter

Agricultural and Construction Equipment had revenues of €3.9 billion for the quarter, down 4.9% (+2.9% on a constant currency basis) over Q3 2012, as positive performance for Agricultural Equipment offset challenging conditions for Construction Equipment. The geographic distribution of net revenues for the period was 45.3% NAFTA, 25.6% EMEA, 17.1% LATAM and 12.0% in APAC.

Agricultural Equipment third quarter net revenues decreased 2.3% (+5% on a constant currency basis) with all geographies increasing revenues at constant currency except the APAC region, largely as a result of comparable period tender activity and difficult trading conditions in Australia. Worldwide Agricultural Equipment production was 6% above retail sales in the quarter, in anticipation of strong seasonal retail demand in the fourth quarter. The Group expects to under produce retail in the agricultural segment for the balance of the year.

Construction Equipment third quarter net revenues decreased 17.1% (-9% on a constant currency basis) as market conditions remained challenging in most regions. Worldwide Construction Equipment production was 13% above retail sales in the quarter, and the Company has taken action in the fourth quarter to adjust production closer to current retail demand.

Agricultural and Construction Equipment trading profit increased to €470 million for the quarter, up €26 million from the prior year period, with a trading margin of 12.1% (10.9% in Q3 2012). Agricultural Equipment trading profit increased €32 million over Q3 2012 to €410 million and trading margin was 1.3 p.p. higher at 13.1%, with positive net pricing partially offset by increased costs associated with Tier 4B compliance. Construction Equipment reported a trading loss of €30 million (€15 million loss for Q3 2012) due mostly to lower volumes. Financial Services posted third quarter trading profit of €90 million, a €9 million increase over Q3 2012, primarily reflecting the increase in the average portfolio and lower credit loss provisions.

Press Release 2013 THIRD QUARTER RESULTS

First nine months

Agricultural and Construction Equipment reported revenues of €12.1 billion for the first nine months of 2013, a 0.9% increase over the same period in 2012 (+5.3% on a constant currency basis) as net revenues of Agricultural Equipment increased 5.4% while decreasing 17.4% for Construction Equipment.

Trading profit totaled €1,485 million, up €195 million from the first nine months of 2012, with a trading margin of 12.3% (10.7% in the first nine months of 2012). Agricultural Equipment trading profit increased €200 million over the corresponding period in 2012 to €1,228 million and trading margin was 1.5 p.p. higher at 12.8% mainly due to positive net price realization, as well as improved volume/mix, which more than compensated for increased R&D expenditures and other operational costs. Construction Equipment reported a trading loss of €42 million, compared with trading profit of €10 million for the first nine months of 2012, primarily as a result of lower volumes and unfavorable product mix. Financial Services posted a trading profit of €299 million, a €47 million increase over the first nine months of 2012.

Press Release 2013 THIRD QUARTER RESULTS

Trucks and Commercial Vehicles

TRUCKS AND COMMERCIAL VEHICLES

Revenues & Trading profit/(loss)

YTD (01.01 to 09.30)				3rd Quarter
2013	2012	Change	(€ million)	2013	2012	Change
6,063	6,226	-2.6%	Net revenues	2,093	2,054	1.9%
7	299	-292	Trading profit/(loss)	15	110	-95
0.1	4.8	-4.7 p.p.	Trading margin (%)	0.7	5.4	-4.7 p.p.

Third Quarter

Trucks and Commercial Vehicles had revenues of €2.1 billion in the quarter, an increase of 1.9% over Q3 2012 (+8.2% on a constant currency basis), with a modest recovery in demand in Europe and a significant increase in LATAM being largely offset by negative market and product mix, decreasing volumes for parts and services business particularly in the depressed Southern European markets, and lower volume in specialty vehicles due to delivery timing.

During the quarter Trucks and Commercial Vehicles delivered a total of 31,436 vehicles (including buses and specialty vehicles), representing an 8.6% increase over Q3 2012. Volumes were down 1.6% in light vehicles, but up 45.3% in medium vehicles and 12.9% in heavy vehicles. By region, deliveries were up 30.3% in LATAM, 2.7% in EMEA and 3.6% in APAC.

The European truck market (GVW ≥3.5 tons) was up 0.9% over Q3 2012 to approximately 151,600 units, reversing the downward market trend since the end of 2011, with significant growth in the UK (+9.8%), Poland (+8.2%) and Spain (+2.8%). By category, demand was down 0.9% for light vehicles and 2.0% for medium vehicles. In the heavy vehicles category, registrations were up 4.7% over Q3 2012, as purchase activity for the more economical Euro V vehicles began to pick up prior to the mandatory introduction of Euro VI vehicles in January 2014.

The Group’s third quarter share of the European truck market (GVW ≥3.5 tons) was estimated at 10.7%, down 0.7 p.p. compared with Q3 2012.

In LATAM, new truck registrations (GVW ≥3.5 tons) were up 27.7% over Q3 2012 to 60,830 units. The year-over-year improvement was primarily driven by the 55.5% increase in heavy vehicles (GVW >31 tons), which was attributable primarily to government incentives in Brazil. Registrations of light vehicles (GVW 3.5-7.9 tons) were up 11.5% and medium vehicles (GVW 8-31 tons) increased by 25.1%.

The Group’s share of the LATAM market (GVW ≥3.5 tons) was down 0.1 p.p. over Q3 2012 to 11.2%.

In EMEA, dealer new vehicle inventories decreased 17% over year-end 2012 to a level representing coverage of approximately 1.4 months of expected sales activity.

Press Release 2013 THIRD QUARTER RESULTS

Trucks and Commercial Vehicles closed the third quarter with a trading profit of €15 million, compared with €110 million for Q3 2012. Negative market and product mix and tight price competition continued to affect margins primarily in Southern Europe and, due to ongoing economic uncertainty, bad debt provisions have been increased. In addition, new product launch costs and unfavorable foreign exchange rate impacts more than offset positive market trend and pricing in LATAM.

First nine months

Trucks and Commercial Vehicles posted revenues of €6.1 billion for the first nine months of 2013, a 2.6% decrease (+0.7% on a constant currency basis) over the same period a year ago.

During the first nine months of 2013 Trucks and Commercial Vehicles delivered a total of 92,833 vehicles (including buses and special vehicles), representing a 1.2% increase over the same period in 2012. There was a 3.5% decrease in deliveries of light vehicles, while volumes were up 13.0% in medium and 2.4% in heavy vehicles. Deliveries were down 3.0% in EMEA and 9.3% in APAC, but up 21.8% in LATAM.

The European truck market was down 6.1% over the same period in 2012 to just over 466,200 units, with contractions in all major markets except the UK, which was in line with the prior year. By vehicle type, light vehicles were down 5.6%, medium vehicles were down 8.9% and heavy vehicles were down 6.4%.

The Group’s share of the European truck market was estimated at 11.1%, in line with the first nine months of 2012.

In LATAM, vehicle registrations were up 11.9% year-over-year to 169,480 units. While light vehicles registrations declined 6.1%, demand was up 10.6% in medium and 40.0% in heavy vehicles.

The Group’s share of the LATAM market was down one percentage point to 10.7%.

Trucks and Commercial Vehicles closed the first nine months of 2013 with a trading profit of €7 million, compared with €299 million for the corresponding period in 2012. The decrease was primarily attributable to negative volume/mix, pricing pressures, operational costs related to transition to Euro VI and unfavorable exchange rate effects.

Press Release 2013 THIRD QUARTER RESULTS

Powertrain

POWERTRAIN

Revenues & Trading profit/(loss)

YTD (01.01 to 09.30)				3rd Quarter
2013	2012	Change	(€ million)	2013	2012	Change
2,346	2,106	11.4%	Net revenues	762	646	18.0%
87	77	10	Trading profit/(loss)	35	25	10
3.7	3.7	- p.p.	Trading margin (%)	4.6	3.9	0.7 p.p.

Third Quarter

Powertrain reported third quarter revenues of €762 million, an increase of 18% (+19.8% on a constant currency basis) over Q3 2012 primarily attributable to higher volumes. Sales to external customers accounted for 33% of total revenues, in line with the same period in 2012.

During the quarter Powertrain sold a total of 129,174 engines, an increase of 20.4% year-over-year. By major customer, 31% of engines were supplied to Trucks and Commercial Vehicles, 30% to Agricultural and Construction Equipment, and the remaining 39% to external customers. Additionally, Powertrain delivered 13,024 transmissions and 34,400 axles, an increase of 3.5% and 12.2% respectively over the same period in 2012.

Powertrain closed the third quarter with a trading profit of €35 million, up €10 million from the same period in 2012, with a trading margin of 4.6% (3.9% for the same period in 2012). Higher revenues and better capacity utilization drove the improvement, which was partially offset by an increase in R&D costs aimed at maintaining technological leadership.

First nine months

Powertrain reported revenues of €2,346 million for the first nine months of 2013, representing an 11.4% (+12.3% on a constant currency basis) year-over-year increase, mainly driven by higher volumes. Sales to external customers accounted for 32% of total revenues, in line with the first nine months of 2012.

In the first nine months Powertrain delivered a total of 387,900 engines, up 12% compared to the same period in 2012, to Trucks and Commercial Vehicles (31%) and Agricultural and Construction Equipment (30%), with the remaining 39% of sales to external customers. In addition, Powertrain delivered 46,511 transmissions and 114,010 axles, up 1.2% and 3.4% respectively from the same period 2012.

Powertrain’s trading profit totaled €87 million for the first nine months, up €10 million compared to the corresponding period in 2012, with a trading margin of 3.7%, in line with the same period in 2012.

Press Release 2013 THIRD QUARTER RESULTS

New product announcements during the quarter

Agricultural and Construction Equipment

At the Farm Progress Show in Decatur, Illinois, Case IH launched 18 new tractor models in North America which meet the upcoming Tier 4B off-road emissions standards. Among these models are the highest horsepower tractors available on the market today with the Steiger Quadtrac 620 and new models of the Magnum and Maxxum tractors. Case IH is the first and only agricultural equipment manufacturer to use Selective Catalytic Reduction (SCR) technology alone to meet strict Tier 4B emissions standards, while offering customers best overall fuel efficiency.

New Holland Agriculture also launched several new models at the Farm Progress Show presenting the new Tier 4B T7, T8 and T9 high horsepower tractors, featuring the ECOBlue™ HI-eSCR technology, where NOx emissions are reduced by 95% compared to Tier 1 levels. In Europe, New Holland Agriculture received a Sitevi Gold Medal for the Opti-Grape™ technology, which delivers best-in-class cleaning performance on the Braud grape harvesters, as well as two Agritechnica Silver Medals for the Opti-Speed™ straw walkers and the cornrower.

In North America, Case Construction Equipment introduced two new midi crawler excavators at the American Public Works Association (APWA) exposition in August. The CX75C SR and CX80C were launched as new C Series excavators. These machines also offer class exclusive Tier 4B emissions compliance, using Compact Exhaust Gas Recirculation (CEGR) and Diesel Oxidation Catalyst (DOC) technologies. The CX75C SR received one of Rental Magazine’s “Top Products of 2013” awards. In Europe, Case Construction Equipment introduced a new wheel loader dedicated to waste & recycling applications.

In July, CNH Industrial inaugurated its manufacturing site in Foshan, China (central Guangdong province), which will initially assemble Case IH sugar cane harvesters.

In August, the new facility in Urumqi (Xinjiang Uyghur Autonomous Region northwest China) was inaugurated and it will assemble Case IH cotton pickers.

In early September, expansion of the Harbin, China site progressed with official inauguration of the new R&D center, which has been established to develop advanced agricultural machinery products tailored to the specific requirements in China. CNH Industrial’s Product Development Center in Harbin is the largest R&D facility operated by a global agricultural machinery manufacturer in Northeast China.

Trucks and Commercial Vehicles

In EMEA, in September the Segment participated at two major international motorhome trade shows, Caravan Salon in Düsseldorf and Véhicules de Loisirs in Paris-Le Bourget, where the Segment exhibited

Press Release 2013 THIRD QUARTER RESULTS

its range of the Daily and Eurocargo chassis bases that were conducive to conversion. The brand is a leader in the high end of the motorhome segment, with premium specifications and medium-to-heavy gross vehicle weight.

In September, Naveco (a Group joint venture) presented a new mid-size cab Yuejin “Chaoyue”, further expanding the model range which last year was named “Truck of the Year 2013” in China. Naveco also received the “2013 China Logistics Technology & Equipment Innovation Enterprise” and “2013 China Logistics Technical Equipment Industry Technology Innovation Products” awards for the Power Daily at the 2013 National Conference of Modern Logistics Development, due to the efficiency, affordability, safety and innovation of its products.

At “Comtrans 2013” in Moscow, the Segment exhibited its entire product lineup complete with the CNG versions of the Daily and Eurocargo. The Segment is a leader in the natural gas vehicle segment in Europe with its full range of CNG vehicles.

In Turkey, activities were heavily focused on promotion of the new Stralis Hi-Way, including the vehicle’s premiere at the Antalya Auto Show.

In LATAM, the Segment launched the Stralis Hi-Way heavy duty truck in Brazil. Produced at the Group’s plant in Sete Lagoas, the vehicle is available with three engine variants (440 hp, 480 hp and 560 hp) and three different configurations.

Powertrain

For on-road applications, developments during the quarter included the production launch of the Euro VI version of the NEF engine (N45 and N67 engines) for vehicles and buses produced by the Trucks and Commercial Vehicles Segment. The Chongqing plant in China began production of the Euro IV version of the F1C engine for the Power Daily produced by Naveco to be sold in APAC markets, as well as the Euro VI version of the Cursor 9 for buses produced by Trucks and Commercial Vehicles and the Dutch customer VDL Bus & Coach.

Press Release 2013 THIRD QUARTER RESULTS

Significant events during the third quarter and subsequent to September 30, 2013

The deeds of merger for the mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into CNH Industrial N.V. were executed on September 27 and 28, 2013, respectively, and the integration of these companies was completed on September 29, 2013. At closing, CNH Industrial issued 1,348,867,772 common shares allotted to Fiat Industrial and CNH Global shareholders on the basis of the established exchange ratios. CNH Industrial also issued special voting shares (non-tradable) allotted to eligible Fiat Industrial and CNH Global shareholders who elected to also receive special voting shares in connection with the closing of the merger. On the basis of the requests received, CNH Industrial issued a total of 474,474,276 special voting shares. On September 30th, CNH Industrial common shares began trading on the New York Stock Exchange and the Mercato Telematico Azionario managed by Borsa Italiana S.p.A.

Also in September, CNH Industrial was confirmed Sector Leader in the Dow Jones Sustainability Indices (DJSI) World, Europe and World Enlarged. In its 2013 assessment, RobecoSAM, the specialists in sustainable investment, assigned a score of 88/100 compared with an average of 49/100 for the universe of Industrial Engineering companies evaluated. Inclusion in the prestigious DJSI family of indices is limited to companies judged best-in-class in terms of their economic, environmental and social performance. The Group’s position as Sector Leader reflects the significant results achieved in a number of areas that led to the highest score in the environmental and social categories.

On October 9th, CNH Capital LLC, a wholly-owned subsidiary of CNH Industrial N.V., completed a private offering of $500 million in aggregate principal amount of 3.250% notes due 2017. The notes were issued at par.

Press Release 2013 THIRD QUARTER RESULTS

2013 Outlook

On the back of the Group’s performance to date and our expectations of recovering trading conditions across all segments and a continuation of strength in the agricultural equipment market, CNH Industrial is confirming its 2013 guidance as follows:

•	Revenues up between 3% and 4%;

•	Trading margin between 7.5% and 8.3%; and

•	Net industrial debt between €1.4 billion and €1.6 billion.

Press Release 2013 THIRD QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. Present in all major markets worldwide, CNH Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on CNH Industrial and its businesses is available on the corporate website www.cnhindustrial.com.

CNH Industrial Conference Call and Webcast

Today at 2:30 p.m. GMT, management will hold a conference call to present 2013 third quarter and first nine months results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (www.cnhindustrial.com). The supporting document will be made available on the website prior to the call.

Non-GAAP financial information

CNH Industrial monitors its operations through the use of various key financial measures that may not be comparable to other similarly titled measures of other companies. Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies. CNH Industrial management believes these financial measures provide comparable measures of its financial performance based on normalized operational factors, which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

CNHI key financial measures are defined as follows:

•	Trading Profit is computed starting with Net Revenues less Cost of sales, SG&A, R&D costs, and other operating income and expenses. Trading Profit is the measure used by Management to assess the trading performance of the Group’s businesses and represents Operating Profit before specific items that are believed to hinder comparison of the trading performance of the Group’s businesses either year-on-year or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist in their assessment of the trading performance of the Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis and are not representative of the routine trading performance of the Group’s businesses.

Press Release 2013 THIRD QUARTER RESULTS

•	Operating Profit is computed starting from Trading Profit plus/(minus) restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Net Industrial Debt exclusively pertains to industrial activities of the Group (as compared to financial services activities) and is computed as debt plus other financial liabilities (mainly negative fair value of derivative financial instruments) less (i) cash and cash equivalents, (ii) current securities, (iii) financial receivables from Group financial services entities and (iv) other financial assets (mainly positive fair value of derivative financial instruments), all these items related to industrial activities, only. Therefore, debt, cash and other financial assets/liabilities pertaining to Financial Services entities are excluded from the computation of Net Industrial Debt.

•	“Constant currency basis” is the measure used by management to discuss revenue and trading profit translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

Forward-looking statements

Certain statements contained in this document that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. Words such as “forecast”, “projection”, “outlook”, “prospects”, “expected”, “estimates”, “plan”, “anticipate”, “intend”, “believe”, or other words or phrases to the same effect often identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; factors affecting the agricultural business including commodity prices, weather, floods, earthquakes or other natural disasters, and government farm programs; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels;

Press Release 2013 THIRD QUARTER RESULTS

labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles, the resolution of pending litigation and investigations, the evolution of the Group’s alliance with Kobelco Construction Machinery Co., Ltd; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Additional information concerning factors, risks, and uncertainties that could cause actual results to differ materially is contained in the registration statement declared effective by the U.S. Securities and Exchange Commission on June 21, 2013 and is incorporated by reference herein. Investors should refer and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this document are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertake an obligation to update or revise publicly any forward-looking statements.

Contacts

Media Inquiries	Investor Relations

Richard Gadeselli	Manfred Markevitch
Tel: +39 011 0073062	Tel: +41-91-985 38 01

Fax: +39 011 0074411
Email: mediarelations@cnhind.com www.cnhindustrial.com

Consolidated Income Statement

Unaudited

(€ million)	3rd Quarter 2013	3rd Quarter 2012 (*)	1/1 - 9/30 2013	1/1 - 9/30 2012 (*)
Net revenues	6,217	6,313	18,844	18,771
Cost of sales	5,006	5,104	15,152	15,131
Selling, general and administrative costs	521	524	1,627	1,598
Research and development costs	154	125	457	400
Other income/(expenses)	(28)	10	(59)	(14)
TRADING PROFIT/(LOSS)	508	570	1,549	1,628
Gains/(losses) on the disposal of investments	—	—	—	—
Restructuring costs	6	9	20	140
Other unusual income/(expenses)	(4)	—	(49)	—
OPERATING PROFIT/(LOSS)	498	561	1,480	1,488
Financial income/(expenses)	(114)	(112)	(344)	(334)
Result from investments:	18	23	71	66
Share of the profit/(loss) of investees accounted for using the equity method	18	23	70	66
Other income/(expenses) from investments	—	—	1	—
PROFIT/(LOSS) BEFORE TAXES	402	472	1,207	1,220
Income taxes	154	181	460	476
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	248	291	747	744
Profit/(loss) from discontinued operations	—	—	—	—
PROFIT/(LOSS) FOR THE PERIOD	248	291	747	744

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	206	256	616	648
Non-controlling interests	42	35	131	96

(in euros)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.169	0.209	0.504	0.530
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.169	0.209	0.504	0.530

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the figures reported for the third quarter of 2012 and for the first nine months of 2012 have been restated for comparative purposes as required by IAS 1. The relative effect compared to the previously reported figures is not significant.

Translation of financial statements denominated in a currency other than the euros

The principal exchange rates used to translate into Euros the financial statements prepared in currencies other than the Euro were as follows:

	1/1 – 9/30/2013		At December 31, 2012	1/1 – 9/30/2012
	Average	At September 30		Average	At September 30
US dollar	1.317	1.351	1.319	1.281	1.293
Pound sterling	0.852	0.836	0.816	0.812	0.798
Swiss franc	1.232	1.223	1.207	1.204	1.210
Polish zloty	4.201	4.229	4.074	4.209	4.104
Brazilian real	2.791	3.041	2.704	2.455	2.623
Argentine peso	6.950	7.819	6.478	5.713	6.061

Consolidated Statement of Financial Position

Unaudited

(€ million)	At September 30, 2013	At December 31, 2012 (*)	At January 1, 2012 (*)
ASSETS
Intangible assets	4,269	4,174	3,909
Property, plant and equipment	4,727	4,572	4,177
Investments and other financial assets:	537	531	666
Investments accounted for using the equity method	473	464	614
Other investments and financial assets	64	67	52
Leased assets	716	622	558
Defined benefit plan assets	8	38	27
Deferred tax assets	1,327	1,228	1,284
Total Non-current assets	11,584	11,165	10,621
Inventories	6,007	4,843	4,865
Trade receivables	1,272	1,436	1,562
Receivables from financing activities	16,063	15,237	13,946
Current tax receivables	189	302	685
Other current assets	1,376	1,117	1,053
Current financial assets:	178	125	186
Current securities	—	4	68
Other financial assets	178	121	118
Cash and cash equivalents	3,319	4,611	5,639
Total Current assets	28,404	27,671	27,936
Assets held for sale	25	25	15
TOTAL ASSETS	40,013	38,861	38,572
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	5,489	4,628	4,414
Non-controlling interests	64	748	838
Total Equity	5,553	5,376	5,252
Provisions:	4,899	4,861	4,628
Employee benefits	2,070	2,213	2,158
Other provisions	2,829	2,648	2,470
Debt:	21,273	20,633	20,217
Asset-backed financing	10,121	9,708	9,479
Other debt	11,152	10,925	10,738
Other financial liabilities	79	97	157
Trade payables	4,858	4,843	5,052
Current tax payables	352	217	660
Deferred tax liabilities	178	168	111
Other current liabilities	2,821	2,666	2,495
Liabilities held for sale	—	—	—
Total Liabilities	34,460	33,485	33,320
TOTAL EQUITY AND LIABILITIES	40,013	38,861	38,572

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the comparative figures at January 1 and December 31, 2012 have been restated as required by IAS 1. More specifically, the figure for closing Equity reported by Fiat Industrial in the Consolidated Financial Statements at December 31, 2012 has decreased by €346 million, of which €307 million relating to Issued capital and reserves attributable to owners of the parent and €39 million relating to Non-controlling interests. With reference to figures at January 1, 2012, Equity has decreased by €159 million, of which €141 million relating to Issued capital and reserves attributable to owners of the parent and €18 million relating to Non-controlling interests.

Consolidated Statement of Cash Flows

Unaudited

(€ million)			1/1 - 9/30 2013	1/1 - 9/30 2012 (*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD			4,611	5,639
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period			747	744
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)			557	530
(Gains)/losses from disposal of non-current assets (net of vehicles sold under buy-back commitments)			1	(7)
Other non-cash items			12	113
Dividends received			61	62
Change in provisions			137	81
Change in deferred income taxes			(113)	48
Change in items due to buy-back commitments	(a	)	41	(60)
Change in operating lease items	(b	)	(85)	(54)
Change in working capital			(1,108)	(1,343)
TOTAL			250	114
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)			(845)	(801)
Consolidated subsidiaries and other equity investments			(86)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back)			1	9
Net change in receivables from financing activities			(1,471)	(1,528)
Change in other current securities			3	64
Other changes			(16)	28
TOTAL			(2,414)	(2,228)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued			457	—
Repayment of bonds			(759)	—
Issuance of other medium-term borrowings			1,443	1,763
Repayment of other medium-term borrowings			(1,215)	(1,443)
Net change in other financial payables and other financial assets/liabilities			1,343	(313)
Capital increase			—	10
Dividends paid			(277)	(243)
(Purchase)/sale of ownership interests in subsidiaries			(4)	—
TOTAL			988	(226)
Translation exchange differences			(116)	—
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS			(1,292)	(2,340)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD			3,319	3,299

(*)	Following the retrospective application of the amendment to IAS 19 from January 1, 2013 the comparative figure for Profit for the first nine months of 2012 has decreased by €16 million with a corresponding increase in Other non-cash items.
(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss) for the period, are included under operating activities in a single line item which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.